Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue
New York, NY 10123

Caiman Partners L.P.
5506 Worsham Court
Windermere, FL 34786

December 18, 2008

VIA FACSIMILE and FEDERAL EXPRESS

Board of Directors
White Electronic Designs Corporation
3601 East University Drive
Phoenix, Arizona 85034
Attention: Mr. Roger A. Derse, Secretary

Re: White Electronic Designs Corporation ("WEDC")

Gentlemen:

As you know Wynnefield Partners Small Cap Value, L.P. ("Wynnefield") and Caiman Partners, L.P. ("Caiman"), together with their respective affiliates (collectively the "Shareholder Group"), which beneficially own approximately 9.8% of WEDC's outstanding voting shares of common stock, have submitted a letter to the Board nominating five director candidates (the "Director Nominees") for election at WEDC's annual meeting of shareholders to be held in calendar year 2009 (the "Annual Meeting"). That action was necessitated by the Board's failure to address the concerns repeatedly expressed by Wynnefield and Mr. Brian Kahn, principal of Caiman, including stonewalling Wynnefield's request that Mr. Kahn be appointed to the WEDC Board and as a member of the special strategic review committee.

Given the Board's demonstrated callousness toward its shareholders, *it is hardly surprising that WEDC refused the Shareholder Group an opportunity to ask questions* during the earnings call held on December 11, 2008, despite our repeated attempts to do so. However, *we are gratified that the concerns raised by our fellow shareholders that were permitted to participate in the earnings call, mirror our concerns.*

The concerns articulated by our fellow shareholders reflect that the Board should:

- Refrain from risking additional shareholder capital on any further acquisitions. Considering that the two acquisitions endorsed by members of the current Board have been total failures and were completely written off after many years of major operating losses and at a significant total cost to the shareholders, the LAST thing WEDC should do is to execute additional acquisitions without first seeking shareholder approval.

- Provide shareholders with the honest and transparent process that they deserve by exploring the full range of "strategic alternatives".
- Cease diluting shareholders via the outright grant of "risk-less" equity awards to management that have no performance criteria. The awards are particularly egregious at the current depressed prices and provide no incentive for improving WEDC's financial performance.
- Implement compensation policies that align the interests of management and the Board with the interests of shareholders.

Unlike the current Board, our Director Nominees would NOT have:

- Granted cashless, dilutive equity awards to management that vest 50% each year without requiring management or the market price of WEDC's stock, to meet any performance targets or financial metrics.
- Refused to disclose or consider bona fide acquisition proposals at a significant premium to market in an apparent effort of self-preservation.
- Squandered over $25 million of shareholder capital on two failed acquisitions and egregious termination payments to a former CEO.

Our Director Nominees:

- Will ensure that any equity related compensation is directly aligned with shareholder interests by requiring the achievement of meaningful price and financial performance targets for vesting of any such awards.
- Will reverse the historical failures of the current Board by conducting a strategic review process that is transparent, bona fide, fair and robust, with a publicly announced end date that is truly designed to maximize shareholder value.
- Will make capital allocation decisions that are in the best interests of all of the shareholders they serve.
- Are eminently qualified to either operate WEDC or execute whatever strategy would best maximize value for all shareholders.

WEDC's current Board and management have presided over a massive destruction of shareholder value... <u>why should shareholders believe that the current Board now suddenly has the ability to reverse its historical failures and the desire to correct the lack of alignment of its interests with the interests of all WEDC's shareholders. With the exception of Ed White, virtually no Board member has ever purchased a share</u>. Most of their ownership has been granted as a no-cost stake in the Company. The Board is gambling with shareholder money, while providing itself and management with the ability to reap all of the upside without having to take any downside risk!

Pending WEDC's shareholders having the opportunity to vote on the future of WEDC, the Shareholder Group urges the Board to preserve shareholders' remaining equity until the shareholders have had the opportunity to vote for the Director Nominees at the Annual Meeting.

Very truly yours,

Wynnefield Partners Small Cap Value, L.P.,

By: Wynnefield Capital Management, LLC, its general partner

By: ______________________________
Nelson Obus, Co-Managing Member

Very truly yours,

Caiman Partners, L.P.

By: Caiman Capital GP, L.P., its general partner

By: Caiman Capital Management LLC,
its managing general partner

By: ______________________
Name: Brian Kahn
Title: Managing Member